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Public Document

SECURI ION

14045033

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2012 (MM/DD/YY) AND ENDING 11/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue

(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Poss 212-813-1010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 28 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEANN PERRI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6232581
Qualified in New York County
My Commission Expires December 13, 2014

Roseann Perri 1/27/2014
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Statement of Financial Condition

November 30, 2013

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT

AEGIS CAPITAL CORP.

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2013

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-8

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Aegis Capital Corp.

Statement of Financial Condition

We have audited the accompanying statement of financial condition of Aegis Capital Corp. (a New York corporation), as of November 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 27, 2014

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2013

ASSETS	
Cash and cash equivalents	$ 2,562,649
Receivables from clearing brokers	2,984,694
Receivable from parent company	860,603
Receivables from director and employees	2,799,545
Marketable securities owned, at fair value	60,676
Prepaid expenses and other assets	40,265
Equipment, fixtures, and leasehold improvements - net	145,548
Deposits	51,764
	$ 9,505,744
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 735,045
Securities sold, not yet purchased at fair value	295,394
Accounts payable, accrued expenses and other liabilities	465,071
	1,495,510
Commitments. contingenices and guarantees:	
Subordinated borrowings	35,000
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,726,865
Retained earnings	6,248,269
	7,975,234
	$ 9,505,744

See notes to the financial statement.

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30,1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, New Jersey, Connecticut, Texas and Florida.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ('SIPC').

The Company earns commissions on trades executed on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company earns fees from its investment banking activities related to capital raising transactions for its clients and fees from syndicate participations in managing certain security offerings as well as providing advisory services related to the placement of corporate debt, bank loans, and other debt instruments.

The Company trades securities on behalf of itself and the gains and losses on are included in the statement of operations under principal transactions. In addition, the Company executes trades on behalf of clients on a riskless basis where the Company acts as an intermediary for the client and gains on these trades are included in the statement of operations as riskless principal transactions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - The Company considers all short term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions are recorded on the trade date basis, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities are recorded at fair value.

c. ***Depreciation and Amortization*** - Equipment, fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

d. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's

taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in this financial statement. However, the Company is subject to New York City General Corporation tax.

The Company recognizes and measures its unrecognized tax benefits based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company did not have any unrecognized tax benefits as of November 30, 2013 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of November 30, 2013, the Company has no accrued interest or penalties related to uncertain tax positions.

e. ***Use of Estimates*** - The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements. At November 30, 2013, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at November 30, 2013 represents margin cost, clearing charges, and other fees.

The amounts receivable from and payable to the Clearing Brokers consist of the following:

	Receivable (Payable)
Clearing deposits	$ 931,820
Cash held in accounts at Clearing Brokers	1,221,408
Fees and commissions receivable	886,650
Payable to Clearing Brokers	(55,184)
Net receivable from Clearing Brokers	$ 2,984,694

Pursuant to the Clearing Agreements, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income. At November 30, 2013, a reserve of $12,459 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

4 - **Receivables from Parent Company**

The Company has outstanding advances of $860,603 to its Parent at November 30, 2013, which are without interest and are payable on demand.

5 - **Receivables from Director and Employees**

As of November 30, 2013, the Company had outstanding balances due from a director of $1,046,831. Advances to a director are payable on demand and non-interest bearing. In January 2014, the director repaid the total amount due of $1,046,831.

Advances of $1,752,714 to employees are made on a short-term basis and do not bear interest.

There is no allowance for these loans since the Company believes they are all fully collectible.

6 - **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	***Sold, Not Yet Purchased***
Common stocks	$ 60,676	$ 295,394

7 - **Fair Value Measurements of Securities Owned**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of November 30, 2013, securities owned and sold, not yet purchased by the Company consist of the Level 1 and 3 hierarchy securities. The Level 1 securities are valued at the closing price reported on the active market on which the individual securities are traded.

Following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Securities - The Company values Level 1 investments in securities traded on national securities exchange at their last sales price on the date of determination.

The following describes the valuation methodology for Level 3 investments held by the Company for the year ended November 30, 2013:

Management determines the fair value measurement valuation policies and procedures, including those for Level 3 recurring and nonrecurring measurements. At least annually, management determines if the current valuation techniques used in fair value measurements are still appropriate, and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information.

The preceding method described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of November 30, 2013:

	Assets at Fair Value			
	(Level 1)	***(Level 2)***	***(Level 3)***	***Total***
Type				
Domestic Securities	$	$ -	$ 6,935	$ 6,935
International Securities	53,741	-	-	53,741
Total Assets at Fair Value	$ 53,741	$ -	$ 6,935	$ 60,676

The following table sets forth by level, within the fair value hierarchy, the Company's liabilities at fair value as of November 30, 2013:

	Assets at Fair Value			
	(Level 1)	***(Level 2)***	***(Level 3)***	***Total***
Type				
International Securities, sold short	$ 295,394	$ -	$ -	$ 295,394
Total Liabilities at Fair Value	$ 295,394	$ -	$ -	$ 295,394

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended November 30, 2013:

Domestic Securities	
Balance, beginning of year	$ -
Change in unrealized gain/loss	-
Purchases, sales, issuances, and settlements – net	6,935
Balance, end of year	$ 6,935

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or the change in circumstances that caused the transfer. For the year ended November 30, 2013, there were no transfers into and out of Level 3.

8 - EQUIPMENT, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$	622,551
Furniture and fixtures		177,746
Leasehold improvements		85,446
		885,743
Less: Accumulated depreciation and amortization		740,195
	$	145,548

9 - SUBORDINATED BORROWINGS

The borrowings, at fair value, under subordination agreements at November 30, 2013 are as follows:

Subordinated notes payable to an officer - interest at 12% per annum - due June 1, 2014	$	35,000
	$	35,000

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In 2013, $1,200,000 in outstanding Promissory Notes which qualified as subordinated debt with Apex Clearing were forgiven. In addition, during 2013, $225,000 of qualified subordinated debt owed to a shareholder of the Parent was reclassified as a contribution to stockholder's equity as additional paid-in-capital.

10 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in New York City, from its Parent under an expense sharing agreement which is subject to change annually.

In March 2013, the Company entered into a lease agreement for office space located in Miami, Florida set to expire May 15, 2018. As of November 30, 2013, based on the new Miami lease agreement along with the current expense sharing agreement and lease held by the Parent, as tenant, set to expire June 30, 2020, the Company is expected to pay minimum future rental payments for the next five years and in the aggregate of:

November 30,		
2014	$	809,675
2015		810,996
2016		885,961
2017		887,364
2018		861,550
Thereafter		1,328,661
Total	$	5,584,207

The Company maintains noninterest bearing cash balances at financial institutions. At times during the year balances have exceeded the FDIC insured limits. The Company maintains these balances at banks that the Company has deemed to be not subject to material risk.

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

11 - RELATED PARTY TRANSACTION

During fiscal 2013, the chief executive officer of the Company purchased warrants owned by the Company for approximately $913,000, which resulted in a gain equal to the amount of the proceeds.

During fiscal 2013, the Company paid a management fee to its Parent..

12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2013, the Company had net capital, as defined, of $4,093,205, which was $3,993,205 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.29 to 1.

13 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be taxed as an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in this financial statement. However, the Parent is subject to New York City General Corporation tax based on the income of the Company.

14. - OFF-BALANCE-SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.